==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   ------------------------------------------

                                    FORM 11-K
                                  ANNUAL REPORT
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


        (Mark One)
          [X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
                   For the fiscal year ended November 30, 1994


                                       OR

          [  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                   For transition period from               to
                                             --------------    -------------

                         Commission file number 2-18244

                               -------------------


              Helian Health Group, Inc. 401(k) Profit Sharing Plan (Full title of the plan and the address of the plan, if different from that of the issuer named below)




                            HELIAN HEALTH GROUP, INC.
                               9600 Blue Larkspur
                               Monterey, CA 93940
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

===============================================================================

                            HELIAN HEALTH GROUP, INC.
                            401K PROFIT SHARING PLAN

                                    ---------



                              FINANCIAL STATEMENTS

                 for the years ended November 30, 1994 and 1993

                           HELIAN HEALTH GROUP, INC.
                            401K PROFIT SHARING PLAN

                          INDEX TO FINANCIAL STATEMENTS

                                                                           Pages
                                                                           -----
Report of Independent Accountants .........................................    2


Financial Statements:
     Statement of Net Assets Available for Plan Benefits
         at November 30, 1994 .............................................    3
     Statement of Net Assets Available for Plan Benefits
         at November 30, 1993 .............................................    4
     Statement of Changes in Net Assets Available for Plan Benefits
         for the year ended November 30, 1994 .............................    5
     Statement of Changes in Net Assets Available for Plan Benefits
         for the year ended November 30, 1993 .............................    6
     Statement of Changes in Net Assets Available for Plan Benefits
         for the year ended November 30, 1992 .............................    7

     Notes to Financial Statements ........................................ 8-14


Supplemental Schedules:
     Item 30(a) Schedule of Assets Held for Investment Purposes
         as of November 30, 1994 ..........................................   15
     Item 30(d) Schedule of Reportable Transactions
         for the year ended November 30, 1994 .............................   16

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Administrative Committee
Helian Health Group, Inc.
401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of Helian Health Group, Inc. 401(k) Profit Sharing Plan (the Plan) as of November 30, 1994 and 1993, and the related statements of changes in net assets available for Plan benefits for each of the three years in the period ended November 30, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of Helian Health Group, Inc. 401(k) Profit Sharing Plan as of November 30, 1994 and 1993, and the changes in net assets available for Plan benefits for each of the three years in the period ended November 30, 1994, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 15 and 16 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                                      [COOPERS & LYBRAND L.L.P.]

San Jose, California
April 29, 1995


                           HELIAN HEALTH GROUP, INC.

                            401K PROFIT SHARING PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                November 30, 1994


                                  Helian       Guaranteed       U.S.       International        Real         Bond and        Money
                                  Stock         Interest       Stock           Stock           Estate        Mortgage        Market
                                 Account        Accounts       Account        Account          Account       Account        Account
                                 --------      ----------      -------     -------------       --------     ----------     ---------
Assets:
  Investments, of fair volume
    (Notes 3) .................  $75,670       $1,246,451      $411,490      $242,802          $26,985       $136,796       $58,320
  Leases to participate........
  Employees contribution
    receivable ................      281            3,277         4,280         3,933              215          1,768           520
                                 --------      ----------      --------      --------          -------       --------       -------
       Total assets............   75,951        1,249,728       415,770       246,735           27,200        138,564        58,840

Liabilities
  Refunds payable..............    3,980           10,357        16,455        10,213               11          5,653            11
                                 --------      ----------      --------      --------         --------       --------       -------
Net assets available for
  plans benefits...............  $71,971       $1,239,371      $399,315      $236,522          $27,189       $132,911       $58,829
                                 ========      ==========      ========      ========          =======       ========       =======





                                  Stock       Retirement       Value         Small Co.          Growth      Government
                                  Index        Investment      Stock           Stock          Securities    Securities      Loan
                                 Account        Annuity        Account        Account          Account       Account        Fund
                                 --------      ----------      -------     -------------       --------     ----------     ---------
Assets:
  Investments, of fair volume
    (Notes 3) .................  $35,116        $ 29,463      $    204        $2,368           $2,659       $    559
  Leases to participate........                                                                                             $27,327
  Employees contribution
    receivable ................    1,092                             3           102              222             47
                                 --------      ----------      --------    -------------       --------     ----------     ---------
       Total assets............   36,208          29,463           207         2,470            2,881            606         27,327

Liabilities
  Refunds payable..............      382                                         359              845
                                 --------      ----------      --------    -------------       --------     ----------     ---------
Net assets available for
  plans benefits...............  $35,826      $   29,463      $    207      $  2,111           $2,036       $    606        $27,327
                                 ========      ==========      ========    =============       ========     ==========     =========


                                  Balance at
                                  November 30,
                                     1994
                                 -------------
Assets:
  Investments, of fair volume
    (Notes 3) .................  $2,268,883
  Leases to participate........      27,327
  Employees contribution
    receivable ................      15,740
                                 ----------
       Total assets............   2,311,950

Liabilities
  Refunds payable..............      48,266
                                 -----------
Net assets available for
  plans benefits...............  $2,263,684
                                 ===========

   The accompanying notes are an integral part of these financial statements.


                           HELIAN HEALTH GROUP, INC.

                            401K PROFIT SHARING PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                November 30, 1993


                                  Helian       Guaranteed         U.S.      International      Real         Bond and        Money
                                  Stock         Interest         Stock         Stock          Estate        Mortgage        Market
                                 Account        Accounts        Account       Account         Account       Account        Account
                                 -------       ----------       -------     -------------    --------       --------     ---------
Assets:
  Investments, at fair value
    (Notes 3) .................  $44,466       $1,175,415      $262,290       $71,759        $17,761        $96,144       $48,977
  Loans to participants.........
  Employer contribution
    receivable ................      730           44,795         3,698         1,386            117          1,357           690
                                 -------       ----------      --------       -------         -------       -------       -------
       Total assets............   45,196        1,220,210       265,988        73,145         17,878         97,501        49,667

Liabilities:
  Refunds payable..............    1,627           14,488         7,208           970            527          3,133           202
                                 -------       ----------      --------       -------         -------       -------       -------
Net assets available for
  plans benefits...............  $43,569       $1,205,722      $258,780       $72,175        $17,351        $94,368       $49,465
                                 =======       ==========      ========       =======         =======       =======       =======



                                  Stock        Retirement                    Balance at
                                  Index        Investment        Loan       November 30,
                                 Account        Annuity          Fund           1993
                                 -------       ----------        ----       ------------
Assets:
  Investments, at fair value
    (Notes 3) .................  $12,939        $29,627                      $1,759,378
  Loans to participants.........                                $38,856          38,856

  Employer contribution
    receivable ................      169                                         52,942
                                 -------        -------         -------      ----------
       Total assets............   13,108         29,627          38,856       1,851,176

Liabilities:
  Refunds payable..............       99                                         28,254
                                 -------        -------         -------      ----------
Net assets available for
  plans benefits...............  $13,009        $29,627         $38,856      $1,822,922
                                 =======        =======         =======      ==========


                            HELIAN HEALTH GROUP, INC.

                            401K PROFIT SHARING PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      for the year ended November 30, 1994






                                  Helian       Guaranteed       U.S.       International        Real         Bond and        Money
                                  Stock         Interest       Stock           Stock           Estate        Mortgage        Market
                                 Account        Accounts       Account        Account          Account       Account        Account
                                 --------      ----------      -------     -------------       --------     ----------     ---------
Additions to net assets
  attributed to:
  Net appreciation in fair
    value .....................  $11,112                       $  3,102      $  9,635          $   968
  Interest income .............                 $ 80,612                                                                    $ 2,255
  Contribution  ...............   16,325         141,054        129,798       100,441            7,936         49,657        24,840
                                 --------      ----------      --------    -------------       --------     ----------     ---------
       Total additions ........   27,437         221,666        132,900       110,076            8,904         49,657        27,095

Deductions from net assets
  attributed to:
  Net depreciation in fair value.                                                                              (3,120)
  Administration fees............                 (8,876)          (153)          (65)              (1)           (49)       (4,559)
  Termination benefits...........                (85,597)       (21,365)      (10,085)            (263)        (2,381)      (30,707)
                                 --------      ----------      --------    -------------       --------     ----------     ---------
    Total deductions                             (94,473)       (21,518)      (10,150)            (264)        (5,550)      (35,266)
                                 --------      ----------      --------    -------------       --------     ----------     ---------
    Total increase(decrease)...   27,437         127,193        111,382        99,926            8,640         44,107        (8,171)

Net assets available for
  plans benefits:
  Beginning of year ...........  $43,569       $1,205,722      $258,780      $ 72,175          $17,351       $ 94,368       $49,465
  Loans to participants........                    (4,900)         (367)         (159)                           (248)         (116)
  Loan repayments..............      805            6,854         3,733         6,120                           1,200           198
  Particpant directed
    transfers, net                   160          (95,498)       25,787        58,460            1,198         (6,516)       17,453
                                 --------      ----------      --------    -------------       --------     ----------     ---------
End of year....................  $71,971       $1,239,371      $399,315      $236,522          $27,189       $132,911       $58,829
                                 ========      ==========      ========    =============       ========     ==========     =========

                                  Stock        Retirement       Value        Small Co.          Growth       Government
                                  Index        Investment      Stock           Stock          Securities     Securities      Loan
                                 Account        Annuity        Account        Account          Account       Account         Plan
                                 -------      ----------      -------     -------------       --------     ----------     ---------
Additions to net assets
  attributed to:
  Net appreciation in fair
    value .....................  $     1                                     $      3
  Interest income .............                $  2,418                                                                    $ 1,700
  Contribution  ...............   25,211                        $   207         2,108         $  1,477            606
                                 -------       ----------      --------    -------------       --------     ----------     ---------
       Total additions ........   25,212          2,418             207         2,111            1,477            606        1,700

Deductions from net assets
  attributed to:
  Net depreciation in fair value.
  Administration fees............    (19)            (25)
  Termination benefits...........   (882)         (2,575)
                                 -------       ----------      --------    -------------       --------     ----------     ---------
    Total deductions                (901)         (2,582)
                                 -------       ----------      --------    -------------       --------     ----------     ---------
    Total increase(decrease)...   24,311            (164)           207         2,111            1,477            606         1,700

Net assets available for
  plans benefits:
  Beginning of year ...........  $13,009           29,627                                                                    38,856
  Loans to participants........                                                                                               5,790
  Loan repayments..............      109                                                                                    (19,019)
  Particpant directed
    transfers, net.............   (1,603)                                                          559
                                 -------       ----------      --------    -------------       --------     ----------     ---------
End of year....................  $35,826       $   29,463      $    207      $  2,111          $ 2,036       $    606       $27,327
                                 =======       ==========      ========    =============       ========     ==========     =========

                                    Total
                                  --------
Additions to net assets
  attributed to:
  Net appreciation of fair
    value ...................... $   24,821
  Interest income ..............     86,985
  Contribution  ................    499,660
                                 ----------
       Total additions .........    611,466

Deductions from net assets
  attributed to:
  Net depreciation in fair value     (3,120)
  Administration fees...........    (13,747)
  Termination benefits..........   (153,837)
                                 ----------
    Total deductions               (170,704)
                                 ----------
    Total increase(decrease)..      440,762

Net assets available for
  plans benefits:
  Beginning of year ...........   1,822,922
  Loans to participants........
  Loan repayments..............
  Particpant directed
    transfers, net
                                 ----------
End of year....................  $2,263,684
                                 ==========






                            HELIAN HEALTH GROUP, INC.

                            401K PROFIT SHARING PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      for the year ended November 30, 1993






                                  Helian       Guaranteed       U.S.       International        Real         Bond and        Money
                                  Stock         Interest       Stock           Stock           Estate        Mortgage        Market
                                 Account        Accounts       Account        Account          Account       Account        Account
                                 --------      ----------      -------     -------------       --------     ----------     ---------
Additions to net assets
  attributed to:
  Net appreciation in fair
    value .....................                                $ 17,115      $ 14,173          $   785       $ 10,592
  Interest income .............                 $ 80,646                                                                   $ 1,194
  Contribution  ...............  $25,491         210,853         84,240        19,807            4,857         29,071       18,026
                                 --------      ----------      --------    -------------       --------     ----------     ---------
       Total additions ........   25,491         291,499        101,355        33,980            5,642         39,663       19,220
                                 --------      ----------      --------    -------------       --------     ----------     ---------

Deductions from net assets
  attributed to:
  Net depreciation in fair value.(19,779)
  Administration fees............                   (811)          (113)          (14)                           (25)          (34)
  Termination benefits........... (2,316)        (32,181)        (9,275)       (1,036)            (658)       (12,495)        (791)
                                 --------      ----------      --------    -------------       --------     ----------     ---------
    Total deductions             (22,095)        (32,992)        (9,388)       (1,050)            (658)       (12,520)        (825)
                                 --------      ----------      --------    -------------       --------     ----------     ---------
    Total increase(decrease)...    3,396         258,507         91,967        32,930            4,984         27,143       18,395

Net assets available for
  plans benefits:
  Beginning of year ...........   37,430        1,032,165       122,857        15,004           11,742         57,314       32,789
  Loans to participants........                    (2,584)       (2,515)         (176)                         (1,070)      (1,035)
  Loan repayments..............       34            3,849         3,351         1,824                           1,068           15
  Particpant directed
    transfers, net                 2,709          (86,215)       43,120        22,593              625          9,913         (699)
                                 --------      ----------      --------    -------------       --------     ----------     ---------
End of year....................  $43,569       $1,205,722      $258,780      $ 72,175          $17,351       $ 94,368       $49,465
                                 ========      ==========      ========    =============       ========     ==========     =========




                                 Stock        Retirement
                                  Index        Investment       Loan
                                 Account        Annuity         Fund          Total
                                 --------      ----------      -------     ----------
Additions to net assets
  attributed to:
  Net appreciation in fair
    value .....................  $   981                                    $  43,646
  Interest income .............                $  2,323         $   702        84,865
  Contribution  ...............    3,181                                      395,526
                                 --------      ----------      --------    ----------
       Total additions ........    4,162          2,323             702       524,037

Deductions from net assets
  attributed to:
  Net depreciation in fair value.                                             (19,779)
  Administration fees............                    (25)                      (1,022)
  Termination benefits...........                                             (58,752)
                                 --------      ----------      --------    ----------
    Total deductions                                 (25)                     (79,553)
                                 --------      ----------      --------    ----------
    Total increase(decrease)...    4,162           2,298            702       444,484

Net assets available for
  plans benefits:
  Beginning of year ...........      893          27,329         40,915     1,378,438
  Loans to participants........                                   7,380
  Loan repayments..............                                 (10,141)
  Particpant directed
    transfers, net.............    7,954
                                 --------      ----------      --------    ----------
End of year....................  $13,009       $   29,627      $ 38,856    $1,822,922
                                 ========      ==========      ========    ==========








                            HELIAN HEALTH GROUP, INC.

                            401K PROFIT SHARING PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      for the year ended November 30, 1992






                                  Helian       Guaranteed       U.S.       International        Real         Bond and        Money
                                  Stock         Interest       Stock           Stock           Estate        Mortgage        Market
                                 Account        Accounts       Account        Account          Account       Account        Account
                                 --------      ----------      -------     -------------       --------     ----------     ---------
Additions to net assets
  attributed to:
  Net appreciation in fair
    value ..................... $  7,082                       $ 18,181                        $   134       $  4,705
  Interest income .............                 $ 72,706                                                                   $ 1,240
  Contribution  ...............   19,944         246,654         45,016      $  7,542            2,175         17,644       14,818
                                 -------       ----------      --------    -------------       --------     ----------     ---------
       Total additions ........   27,026         319,360         63,197         7,542            2,309         22,349       16,058

Deductions from net assets
  attributed to:
  Net depreciation in fair value.                                                (545)
  Administration fees............   (114)           (227)           (16)           (2)                            (25)
  Termination benefits...........                (44,341)                                                        (437)      (3,933)
                                 -------       ----------      --------    -------------       --------     ----------     ---------
    Total deductions                (114)        (44,568)          (16)          (547)                           (462)      (3,933)
                                 -------       ----------      --------    -------------       --------     ----------     ---------
    Total increase(decrease)...   26,912         274,792         63,181         6,995            2,309         21,887       12,125

Net assets available for
  plans benefits:
  Beginning of year ...........   15,748          750,190        67,935         1,474                          33,376       36,135
  Loans to participants........     (175)          (2,925)      (12,100)
  Loan repayments..............       31            7,070         1,448         1,825                           1,068
  Particpant directed
    transfers, net                (5,086)           3,038         2,393         4,710            9,433            983      (15,471)
                                 -------       ----------      --------    -------------       --------     ----------    ---------
End of year....................  $37,430       $1,032,165      $122,857      $ 15,004          $11,742       $ 57,314      $32,789
                                 =======       ==========      ========    =============       ========     ==========    =========







                                 Stock        Retirement
                                  Index        Investment       Loan
                                 Account        Annuity         Fund          Total
                                 --------      ----------      -------     ----------
Additions to net assets
  attributed to:
  Net appreciation of fair
    value .....................  $    27                                    $  30,129
  Interest income .............                $  2,155         $ 2,944        79,045
  Contribution  ...............      866                                      354,659
                                 --------      ----------      --------    ----------
       Total additions ........      893          2,155           2,944       463,833

Deductions from net assets
  attributed to:
  Net depreciation in fair value.                                                (545)
  Administration fees............                   (134)                        (518)
  Termination benefits...........                 (1,942)                     (50,653)
                                 --------      ----------      --------    ----------
    Total deductions                              (2,076)                     (51,716)
                                 --------      ----------      --------    ----------
    Total increase(decrease)...      893              79          2,944       412,117

Net assets available for
  plans benefits:
  Beginning of year ...........                   27,250         34,213       966,321
  Loans to participants........                                  15,200
  Loan repayments..............                                 (11,442)
  Particpant directed
    transfers, net
                                 --------      ----------      --------    ----------
End of year....................  $   893       $  27,329      $  40,915    $1,378,438
                                 ========      ==========      ========    ==========


The accompanying notes are an integral part of these financial statements.


                            HELIAN HEALTH GROUP, INC.

                            401K PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.      Description of Plan:

The Helian Health Group, Inc. 401(k) Profit Sharing Plan (the Plan) was formed on December 1, 1986 with March 1, 1987 as the initial entry date for employees. The Plan's investments are held and administered by Principal Mutual Life Insurance Company.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   General:

   The Plan is a defined contribution plan covering all regular employees of Helian Health Group, Inc. (the Company) who have completed one year of service (a minimum of 1,000 hours in such a year) and are 21 years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

   Effective December 1, 1993, the Plan was amended to allow all regular employees to enroll in the Plan on the first quarterly enrollment date subsequent to their date of hire.

   Contributions:

   Cash contributions by the Company are solely at the discretion of the Company's board of directors. The annual contribution shall not exceed the maximum amount deductible under the provisions of the Internal Revenue Code. The maximum employee contribution to the Plan for 1993 under an elective deferral agreement was 15% of earnings, up to a maximum contribution of $9,240. All participant contributions may be made on either a before-tax or after-tax basis and are subject to Internal Revenue Service limitations and Plan rules. Employee contributions during 1994, 1993 and 1992 were $440,978, $354,740 and $304,026, respectively. Employer contributions during 1994, 1993 and 1992 were $58,682, $40,786 and $50,633, respectively.

   Participant Accounts:

   Each participant's account is credited with the participant's contribution, together with any discretionary contribution, including any forfeitures, from the Company, and an allocated portion of the Plan's earnings. Company contributions are allocated to each participant's account in the same ratio as the participant's annual compensation bear to total annual compensation of all participants of the Plan. Plan earnings are allocated to each participant's accounts based on the ratio of each participant's account in each investment fund to the total of all participants' accounts in each investment fund.

   Benefits and Vesting:

   Participants are immediately vested in their own contributions plus actual earnings thereon. Generally, vesting of Company contributions in a participant's account is based on years of continuous service. The participant vests 25% after three years, 25% after four years and 100% after five years of continuous service. In any event, the full amount of the participant's account becomes vested no later than the normal retirement age or when employment with the Company terminates by reason of death or total disability, as defined. If the participant terminates employment with the Company for any other reason, the participant is entitled to the vested amount in their account. Forfeitures may first be applied to pay expenses of the Plan. At the Plan's year-end, any remaining forfeitures may be reallocated, along with the Company's discretionary contributions, to all eligible members.

   Loans:

   Under the Plan, a loan made to a Plan participant shall be an amount that is not more than the lesser of $50,000 or 50% of the vested portion of the participant's account. Only one loan may be outstanding at a time. Loans shall bear a reasonable interest rate based on rates available for similar loans from commercial lending institutions (currently 7% - 8%), and are required to be repaid at least quarterly with a repayment period not to exceed five years. If employment is terminated, the balance of any outstanding loan is due. All interest paid on the loan by the participant is allocated directly to the participant's account. Only one loan per participant is permitted during any period of 12 consecutive months. As of November 30, 1994, there were $27,327 of loans outstanding.

   Concentration of Credit Risk:

   As of November 30, 1994 and 1993,  approximately  $1,239,000 and  $1,206,000, respectively, of the Plan's investments consisted of guaranteed interest accounts with Principal Mutual Life Insurance Company. The majority of the remaining funds are invested in various pooled separate accounts with Principal Mutual Life Insurance Company, which have investments in common stocks, bonds, mortgages, and real estate. Each of these investments bears the credit risk associated with each fund. Amounts have also been invested in the Company's stock and in an annuity contract, which bears the risk associated with these type of investments.

2.     Summary of Significant Accounting Policies:

Investments are stated at fair value, as measured by quoted market prices, except for the Guaranteed Interest Account, for which investments are stated at the contract value, and the Real Estate Account for which investment properties are stated at current appraisal values. The Plan presents in the statements of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those assets.

Interest on the Guaranteed Interest Account is recorded as earned on an accrual basis. Income from the Money Market, U.S. Stock Account, Stock Index Account, Bond and Mortgage Account and Real Estate Account is recorded as part of the net appreciation (depreciation) in the fair value of the fund assets.

The financial statements and accompanying related footnotes are prepared in conformity with generally accepted accounting principles.


3. Investments:

The investment information for the years ended November 30, 1994 and 1993 has been certified by Principal Mutual Life Insurance Company. The pooled investments were allocated to the Plan based on the ratio of the participants' accounts in each investment fund to the total of all accounts in each investment fund.

The participants may elect to invest in the twelve funds which are described below.

   Helian Stock  Account.  This fund is invested in Helian  Health  Group,  Inc.
   stock.

   Guaranteed Interest Account. This fund is invested primarily in corporate bonds and mortgages and other long-term securities. Contributions to this fund will earn a fixed rate of interest that is determined by Principal Mutual Life Insurance Company at the end of the Plan year in which deposits were made. Transfers out of a guaranteed account before the end of the guarantee period may be subject to a surrender charge.

   U.S. Stock Account. This fund is invested primarily in common stocks which are considered to have investment "value." Higher risk stocks of new companies are avoided.


   International Stock Account. This fund is invested in common stocks of corporations located outside the U.S. The fund focuses on investing in strong companies with an emphasis on regions experiencing strong economic growth, such as Asia and Europe.

   Real Estate Account. This fund is invested in income-producing real estate properties.

   Bond and Mortgage Account. The objective of this fund is to seek income over the intermediate term through investment in debt securities such as corporate bonds and commercial and home mortgages.

   Money Market Fund. This fund is invested primarily in securities that mature in less than one year, such as commercial paper, U.S. treasury bills and bank certificates of deposit.

   Stock Index Fund. This fund is invested primarily in the common stock of the firms included in the Standard & Poor's 500 Stock Index.

   Value Stock Account. This fund is invested primarily in traditional value stocks. These investments offer price/earnings ratios that are lower than average with dividend yields higher than average. Many of these stocks are temporarily out of favor with investors and can be bought at bargain prices.

   Small Company Stock Account. This fund invests in stocks of relatively smaller companies whose earnings are expected to grow faster than most companies.

   Growth Securities Account. This fund invests primarily in the stock of larger companies whose earnings are expected to grow more rapidly than most companies.

   Government   Securities  Account.   This  fund  invests  in  U.S.  government
   securities. Principal and interest payments are guaranteed by the U.S. Government (GNMA) or by U.S. government instrumentalities (FNMA and FHLMC).

In addition, a participant has invested $29,463 in a retirement investment annuity.

Contributions not yet invested in instruments typical for each fund are temporarily held in a deposit account. These deposits are allocated to each fund based on the ratio of each participant's allocation percentage.

Plan assets are assigned to participants on a unit basis.


Investments held by the Plan as of November 30, 1994 and 1993 are as follows:


                                                                              Net Asset             Fair
                                                              Number          Value Per             Market
                                                             of Units           Unit                 Value                 Cost (2)
                                                            ----------        ----------            -------                --------
1994
- ----
Helian Stock Account, common stock,
  $0.01 par.........................................                                           $       75,670         $       77,444
Guaranteed Interest Account:
  Principal Mutual Insurance Co. ...................                                                1,246,451(1)           1,246,451
U.S. Stock Account .................................           2,251           $ 182.80                411,490               383,874
International Stock Account ........................          12,587              19.29                242,802               221,540
Real Estate Account ................................             141             191.38                 26,985                25,373
Bond and Mortgage Account ..........................             409             334.47                136,796               128,942
Money Market Fund ..................................           1,952              29.88                 58,320                55,753
Stock Index Account ................................           2,381              14.75                 35,116                34,278
Government Securities Account ......................              58               9.64                    559                   564
Value Stock Account ................................              13              15.69                    204                   208
Small Company Stock Account ........................             122              19.41                  2,368                 2,365
Growth Stock Account ...............................             176              15.11                  2,659                 2,666
Retirement Investment Annuity ......................                                                    29,463                25,149
                                                             -------                            --------------         -------------
                                                              20,090                           $     2,268,883         $   2,204,607
                                                             =======                           ===============         =============

1993
- ----
Helian Stock Account, common stock,
  $0.01 par                                                                                     $       44,466         $      61,414
Guaranteed Interest Account:
Principal Mutual Insurance Co. .....................                                                 1,175,415(1)          1,175,415
U.S. Stock Account .................................           1,455           $ 180.23                262,290               234,364
International Stock Account ........................           4,113              17.45                 71,759                58,389
Real Estate Account ................................              97             183.47                 17,761                16,894
Bond and Mortgage Account ..........................             280             343.25                 96,144                83,911
Money Market Fund ..................................           1,701              28.79                 48,977                48,977
Stock Index Account ................................             884              14.63                 12,939                11,936
Retirement Investment Annuity ......................                                                    29,627                25,149
                                                             -------                            --------------         -------------
                                                               8,530                            $    1,759,378         $   1,716,449
                                                             =======                           ===============         =============

(1) Represents the contract value
(2) As determined on a first-in, first-out basis


                            HELIAN HEALTH GROUP, INC.

                            401K PROFIT SHARING PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued



4.     Plan Termination:

Although it has not expressed any intention to do so, the Company has the right to discontinue its contributions and to terminate the Plan subject to provisions of ERISA. Upon termination of the Plan, the full value of all participants' accounts becomes fully vested and non-forfeitable. The trust shall continue in existence until all participants' accounts have been completely distributed.

5.     Tax Status:

The United States Treasury Department has advised the Company that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and is, therefore, exempt from federal income taxes under provisions of Section 501(a) of the Codes by letter of determination received by the Company in March 1988.

6.      Administrative Costs:

In addition to administrative costs of $13,747 and $1,022 deducted from Plan assets in fiscal 1994 and 1993, respectively, additional administrative costs of the Plan for fiscal 1994 and 1993 in the amount of none and $7,073, respectively, were paid by Helian Health Group, Inc.

7.      Reconciliation to Internal Revenue Service Form 5500:

Differences exist between these financial statements and the Internal Revenue Service Form 5500 filed for the Plan. These differences are the results of variations in the timing of the recognition of certain transactions affecting the Plan. The following is the reconciliation of these differences:

Contributions:
Per audited financial statements .........................         $      499660
Refunds payable as of November 30, 1994 ..................                 48266
                                                                   -------------
Per Form 5500 ............................................         $      547925
                                                                   =============

7.      Reconciliation to Internal Revenue Service Form 5500, continued:


Termination Benefits:

  Per audited financial statements ..........................    $        153837
  Refunds payable as of November 30, 1993, paid in 1994 .....              28254
                                                                 ---------------
  Per Form 5500 .............................................    $        182091
                                                                 ===============

Net Assets Available for Plan Benefits:

  Per audited financial statements ..........................    $       2263684
  Refunds payable as of November 30, 1994 ...................              48266
                                                                 ---------------
  Per Form 5500 .............................................    $       2311950
                                                                 ===============

                            HELIAN HEALTH GROUP, INC.

                            401K PROFIT SHARING PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued


                                                                                                         1
                           HELIAN HEALTH GROUP, INC.
                            401K PROFIT SHARING PLAN
          ITEM 30a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES(1)
                             as of November 30, 1994






                                                                                            Maturity     Interest
Identity of Issue                              Description of Investment                      Date         Rate
- -----------------                              -------------------------                    --------    ----------
Principal Mutual Guaranteed Investment Fund    Guaranteed interest contract                 11/30/94   8.93%-9.05%
Principal Mutual Guaranteed Investment Fund    Guaranteed interest contract                 11/30/95   8.09%-8.12%
Principal Mutual Guaranteed Investment Fund    Guaranteed interest contract                 11/30/96   6.80%-7.15%
Principal Mutual Guaranteed Investment Fund    Guaranteed interest contract                 11/30/97   5.49%-6.10%
Principal Mutual Guaranteed Investment Fund    Guaranteed interest contract                 11/30/98         6.43%



U.S. Stock Account                             U.S. Companies' common stock
Helian Stock Account                           Helian Stock
International Stock Account                    International Companies' common stock
Bond and Mortgage Account                      Private market bonds and mortgages
Money Market Account                           Short-term securities
Retirement Investment Annuity                  Annuity
Real Estate Account                            Investments in income producing real estate
Stock Index Account                            Investments in S&P 500 common stock
Government Securities Account                  Investments in U.S. government securities
Value Stock Account                            Investments in traditional vlaue stocks
Small Company Stock Account                    Smaller company stocks
Growth Stock Account                           Larger company stocks






                                                         Fair Market
Identity of Issue                                Cost      Value
- -----------------                            ---------   -----------
Principal Mutual Guaranteed Investment Fund  $  193,064   $  193,064
Principal Mutual Guaranteed Investment Fund     200,063      200,063
Principal Mutual Guaranteed Investment Fund     238,350      238,350
Principal Mutual Guaranteed Investment Fund     323,924      323,924
Principal Mutual Guaranteed Investment Fund     291,050      291,050
                                             ----------   ----------
                                              1,246,451    1,246,451

U.S. Stock Account                              383,874      411,490
Helian Stock Account                             77,444       75,670
International Stock Account                     221,540      242,802
Bond and Mortgage Account                       128,942      136,796
Money Market Account                             58,320       58,320
Retirement Investment Annuity                    25,149       29,463
Real Estate Account                              25,373       26,985
Stock Index Account                              34,278       35,116
Government Securities Account                       564          559
Value Stock Account                                 208          204
Small Company Stock Account                       2,365        2,368
Growth Stock Account                              2,666        2,659
                                             ----------   ----------
                                             $2,207,174   $2,268,883
                                             ==========   ==========

                            HELIAN HEALTH GROUP, INC.

                            401K PROFIT SHARING PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued



                            HELIAN HEALTH GROUP, INC
                            401K PROFIT SHARING PLAN
               ITEM 30d - SCHEDULE OF REPORTABLE TRANSACTIONS(a)
                      for the year ended November 30, 1994






                                                                    Total           Total         Total       Total
                                                                   Number          Dollar        Number      Dollar       Net Gain
                                                                     of           Value of         of       Value of      or (Loss)
                                                                  Purchases       Purchases       Sales       Sales       on Sales
                                                                  -----------    ------------    ------     ---------      ------
Guaranteed Interest Account .................................        45         $   234,668        62       $ 212,533
U.S. Stock Account ..........................................        43             184,076
International Stock Account .................................        48             181,055
                                                                    ---         -----------      ------     ---------      ------
                                                                    136         $   599,799        62       $ 212,533      $   --
                                                                    ===         ===========      =======    =========      ======


(a) The transactions with respect to these issues for the year ended November 30, 1994 are reportable under Section 2520.103-6(c)(1)(iii). The information reported is in accordance with the alternative method available under Section 2520.103-6(d)2.

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement of Helian Health Group, Inc. 401(k) Profit Sharing Plan on Form S-8 (File No. 2-18244) of our report dated April 29, 1995 on our audit of the financial statements and supplemental schedules of Helian Health Group, Inc. 401(k) Profit Sharing Plan as of November 30, 1994, and for the year then ended, which report is included in this Annual Report on Form 11-K.


                                                    Coopers & Lybrand L.L.P.

San Jose, California
May 25, 1995

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or any persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




Date:  May 26, 1995

                                              HELIAN HEALTH GROUP, INC.
                                              401(k) PROFIT SHARING PLAN




                                              By:     /s/ Donald C. Blanding
                                                  ---------------------------
                                                      Donald C. Blanding
                                                      Treasurer